UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                          SECOND AMENDMENT TO FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                          LASERLOCK TECHNOLOGIES, INC.
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             NEVADA                                   23-3023677
 -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


                      837 Lindy Lane, Bala Cynwyd, PA 19004
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:   (610) 909 - 1000
                               -----------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                         Common Stock, $0.001 par value
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                               TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         4

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                        15

Item  3.     Description  of  Property                                        16

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  17

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 17

Item  6.     Executive  Compensation                                          18

Item  7.     Certain Relationships and Related Transactions                   18

Item  8.     Description  of  Securities                                      19





PART  II


Item  1.     Market Price for Common  Equity  and  Other Shareholder Matters  20

Item  2.     Legal Proceedings                                                20

Item  3.     Changes  in  and  Disagreements  with  Accountants               21

Item  4.     Recent  Sales  of  Unregistered  Securities                      21

Item  5.     Indemnification  of  Directors  and  Officers                    22




PART  F/S    Financial  Statements                                            23


PART  III

Item  1.     Index  to  Exhibits

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An investment in LaserLock Technologies, Inc. (the "Company") is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) the Company is a development stage company with limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.




GLOSSARY



Non-intrusive document and product authentication

The LaserLock pigment is incorporated into an ink and used on any printing press. It is completely invisible e.g. non intrusive at all times. It can then be activated e.g. "seen" at a specific frequency.


By product counterfeiting and /or diversion

Counterfeiting is the production of a brand name product fraudulently e.g. without the manufacturers permission and using inferior components, but utilizing the brand trademark as if it were an original product. Diversion is "product arbitrage" e.g. moving products from market to market and taking advantage of the pricing differentials in each market, all without the original manufacturers permission.


Ink activation system

Refers to the ability of inks which have been incorporated with LaserLock pigments to be "seen" at certain frequencies.


Product an d document authentication and security

Refers to the ability of LaserLock inks to be "seen" and therefore the ability to identify documents and products as authentic or counterfeit.


Market-specific manufactures

Refers the companies which sell market-specific products, e.g. ticket printers, pharmaceutical label printers, CD manufactures, etc.


Interactive product development and enhancement program

Refers primarily to Research & Developments and the continuing need to modify the core technology in order to foil attempts by counterfeiters to circumvent the technology and thereby enhance their ability to continue to produce counterfeit products.


Application engineering

Refers to each time the LaserLock technology is applied to a new application, minor changes may have to be undertaken to maintain product quality.


Covert and overt surface marking techniques

There are basically two type of security features - - ones that are visible, for example a hologram, and ones that are invisible, for example LaserLock. Both are applied to surfaces e.g. paper.


Biological DNA codes

DNA (Deoxyribonucleic acid) is a macromolecule, which stores genetic information and found in the chromosomes of the nucleus, mitochondria of animal cells and chloroplasts of plant cells. In security applications a small amount of a specific unique DNA is applied to a product or document. The product or document is sent to a DNA Laboratory which will determine its' validity.


Microtaggants

Microtaggants refers to small particles with unique color bands that can only be seen under high magnification. Each band of color corresponds to a number or letter. With almost an infinite amount of color combinations available each particle contains it's own unique codes. These microtaggants are applied to a product or document via a standard lithographic press because the rollers will crush the particles.


Thermochromic

Thermochromic refers to the ability to change color when heat is applied. Thermochromic dyes have been placed in inks and printed for security and promotion applications. When heat is applied a color change appears and it will reverse back to its initial color after heat is removed.


UV and Infrared inks

UV or Infrared dyes or pigments are placed into inks and printed. The printed inks wills fluoresce under UV light or is identify by a high reflectance in the infrared region.


Encryption

Encryption is the use of codes to make communications unreadable. Once a message is encrypted, it can only read by the intended recipient. The recipient uses a "key" , to decode it and transform the data back into its original, readable form. For all but the simplest types of encryption, a mathematical formula called an algorithm allows this to happen.


2D symbology

2D symbology is a symbology which two-dimensional symbols are used in conjunction with a linear symbol, under tightly-defined rules, to form a composite symbol in which the linear component typically carries basic item identification or other "license plate" data, while the two-dimensional component carries supplementary data such as tractability information, part or all of the database associated with the license plate.


 Laser engraving

High power laser are use to etch a mark or code on a substrate for identification. Laser engraving can be so small that high magnification is required to read it.


Grey Marketing

When a brand owner sells its products to distributors under strict distribution agreements in different regions of the world at different prices. Grey marketers purchase the brand product at a lower price in one region breaking the distribution agreement and resell it into another region for large profits.


Hologram or Holography

Holography is a process by which tree-dimensional images can be store and reproduced using laser light. The medium that store the image- called a hologram
- is nothing more than an exposed, developed, fine-grained piece of photographic film. However, unlike a photograph which records an image a seen form on particular viewpoint, a hologram is a record of an image as seen from many viewpoints. In fact, "holography" comes from the Greek word " holos" meaning "whole" and " graphos" meaning "message". A hologram does indeed record the "whole message" of an object.


Copy Void technologies

A word or message is blended into looking like one solid color with the aid of screening. The human eye is not able to detect the different screens and only sees one solid color. A photocopier recognizes the different screening and only reprints the word or message.

PART  I.
--------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER



     LaserLock Technologies, Inc., Inc., (the "Company" or "LaserLock") was formed under the laws of Nevada on November 10, 1999. The Company was formed in order to develop technologies which will both allow for easy product and document authentication, and to prevent product and document counterfeiting. The initial amount of authorized capital was $50,000. This consisted of 40,000,000 shares of Common Stock authorized, $0.001 par value, and 10,000,000 shares of Preferred Stock authorized, $0.001 par value. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.

     LaserLock Technologies, Inc., filed a Form 15(c)211 with the National Association of Securities Dealers (NASD) to allow its Common Stock to trade on the OTC Pink Sheets. The Company's Common Stock began trading on the OTC Pink Sheets in December of 2000, under the trading symbol "LLTI."

     The Company is voluntarily filing this Form 10-SB with the Securities and Exchange Commission. LaserLock is filing this Form 10-SB so that, once it is fully reporting under The Securities Exchange Act of 1934 and any comments by the United States Securities and Exchange Commission on this Form 10-Sb have been satisfied, LaserLock will be able to apply to trade on the OTC Bulletin Board. As a fully reporting company under The Securities Exchange Act of 1934, the Company will be required to file quarterly and annual and certain event triggered reports with the Securities and Exchange Commission. These reporting requirements add to the expense and timeliness of certain business transactions which the Company may endeavor to undertake in the future -- such as a merger or any other material business undertaking.

     The public may read and copy this document, and any other materials the Company files with the Commission at the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information is available on the
operation  of  the  Public   Reference   Room  by  calling  the   Commission  at
1-800-SEC-0330. Additionally, the Commission maintains an internet site (http://www.sec.gov) that contains all reports, proxy and information statements, and other information regarding companies which file electronically. LaserLock currently has no internet web site.

BUSINESS OF THE COMPANY

Background


     LaserLock Technologies, Inc. was organized to utilize a technology developed by its founder, Norman A. Gardner, which allows for non-intrusive document and product authentication that can reduce losses caused by fraudulent document reproduction and by product counterfeiting and/or diversion. The Company's technology involves the utilization of an ink activating system which is completely compatible with currently used printing systems (it is a part of the ink and can be used in offset, flexographic, silkscreen, gravure ink systems) and based upon Mr. Gardner's experience, the Company believes it can be incorporated into existing manufacturing processes.

     The Company intends to be involved in the business of product and document authentication and security. It plans to develop and market its technology in a variety of applications. The Company's technology is a proprietary technology which is invisible until viewed under the light of a special activator which activates the ink momentarily for the purpose of identifying counterfeit or diverted products. Potential applications for the Company's technology are the use of the ink in all different types of products - e.g. tobacco, perfume, compact discs, pharmaceuticals, event and transportation tickets, drivers licenses, insurance cards, etc. Sales are intended to be made either through licensees or directly to end-users.


Anti-Counterfeiting and Anti-Diversion Technologies and Products


     Recent developments in copying and printing technologies have made it even easier to counterfeit a wide variety of documents. Currency, lottery tickets, gift certificates, event and transportation tickets, casino fraud, travelers' checks and the like are all susceptible to counterfeiting, and the Company believes that losses from such counterfeiting have increased substantially with improvements in technology ("Latest Use for One's DNA - Thwarting Counterfeiters", San Francisco Chronicle, page C1, September 11, 2000). Counterfeiting has long caused losses to manufacturers of brand name products, and the Company believes these losses have also increased as the counterfeiting of labeling and packaging has become easier.


     The Company's document authentication technologies are useful to businesses desiring to authenticate a wide variety of printed materials and products. These include a technology with the ability to print invisibly in specific areas of a document which can then be activated or revealed by use of an inexpensive laser light when authentication is required. This is intended to be substantially different than pen systems currently in the marketplace because it will not result in a permanent mark on the merchandise which generally leads to the disposal of the merchandise or its sale as a "second" rather than best quality goods.

     Other possible variations of the Company's technology involve multiple color responses from a common laser, visible marks of one color that turn another color with the laser or visible and invisible marks that turn into a multicolored image. These technologies provide users with the ability to authenticate products and detect counterfeit documents. Applications include the authentication of documents having intrinsic value, such as currency, checks, travelers' checks, gift certificates and event tickets, and the authentication of product labeling and packaging. When applied to product labels and packaging, such technologies can be used to detect counterfeit products whose labels and packaging would not contain the authenticating marks invisibly printed on the packaging or labels of the legitimate product, as well as to combat product diversion (i.e., the sale of legitimate products through unauthorized distribution channels or in unauthorized markets).

     The Company believes that its technology could also be used in a manner which permits manufacturers and distributors to track the movement of products from production to ultimate consumption when coupled with proprietary software.

     The Company intends to initially focus on the widespread problem of counterfeiting in the apparel industry. The product would be incorporated into traditional labels which are then sewn into a garment. This is accomplished during the regular manufacturing process. The label can be viewed with the laser to reveal the authenticity of the garment. This covert authenticating technology is also intended to be marketed to manufacturers of compact discs to identify CD's produced by that manufacturer. The Company believes that this technology can provide CD manufacturers and publishers with a tool to combat the significant losses sustained as a result of illegal pirating and counterfeiting of data, music and video discs.

Marketing


     The marketing approach of the Company is to have sufficient flexibility in its products and technologies so as to provide cost-effective solutions to a wide variety of counterfeiting, diversion and copier fraud problems. As a technology company, the Company intends to generate revenues primarily by collecting license fees from manufacturers who incorporate the Company's technologies into their manufacturing process and their products.

     The Company has identified a number of major markets for its technologies and products, including security printers, manufacturers of labels and packaging materials and distributors of brand name products. Within each market, key potential users have been identified. Within North America and Europe, sales are intended to be effected via direct selling by company personnel or consultants to create end user demand and selling through licensee sales forces with support from company personnel. The Company has determined that technical sales support by its personnel will be of great importance to increasing its licensees' sales of products incorporating the Company's technologies and, therefore, plans to be very committed to providing such support. The Company anticipates that should European sales be made, the technical support will initially be handled from the United States, and the Company would eventually open a European support division should consumer demand justify the associated costs.

     As continued improvements in color copier and desktop publishing technology make counterfeiting and fraud opportunities less expensive and the internet makes these products more available, the Company intends to maintain an interactive product development and enhancement program whereby it will utilize its R&D and marketing skills in order to constantly upgrade and improve on its technology with the combined efforts of marketing, applications engineering and research and development. The Company believes that utilizing these methodologies - whereby a product is developed by the company, delivered to the client, feedback is received from the client, and the product is changed and enhanced to reflect the client feedback, will lead to faster development cycles for the Company's products. The Company's objective is to concentrate its efforts on developing market-ready products with the most beneficial ratios of market potential to development time and cost.

     The Company intends to utilize the extensive contacts of its President, Norman A. Gardner, in the counterfeit prevention and detection industries to effectuate initial sales.



Manufacturing

     The Company does not have manufacturing facilities. The Company intends to subcontract the manufacture of its technology to third party manufacturers. Applications of the Company's technology are expected to be effected mainly through printing and coating. The inks are to be custom manufactured by the Company. Because some of the processes that the Company intends to use in its applications are based on relatively common manufacturing technologies, there appears to be no technical or economic reason for the Company to invest capital in its own manufacturing facilities at this stage.

     The Company intends to establish a quality control program that includes laboratory analysis of developed technologies. The Company intends to include as part of this quality control program the placement of specially trained technicians on site at third party production facilities to monitor the manufacturing process, when or if warranted.


Regulation

The Company is not currently aware of any regulations affecting its products; however, the Company's technology is dependant upon an ink based product. Therefore, it is possible that the Company's products will be subject to environmental regulations in the future.

Patents

     The Company has acquired the rights to a patent application in the United States via its employment contract with its President, Norman A. Gardner. Patent applications for the Company's technology (including improvements in the technology) are intended to be filed in numerous other jurisdictions where commercial usage is foreseen, including countries in Europe, Asia, the Pacific Rim, and Canada. There can be no assurance, however, that such protection will be obtained.

     When a new product or process is developed, the developer may seek to preserve for itself the economic benefit of the product or process by applying for a patent in each jurisdiction in which the product or process is likely to be exploited. Generally, for a patent to be granted, the product or process must be new and be inventively different from what has been previously patented or otherwise known anywhere in the world. Patents generally have a duration of 17 years from the date of grant or 20 years from the date of application depending on the jurisdiction concerned, after which time any person is free to exploit the product or process covered by a patent. A person who is the owner of a patent has, within the jurisdiction in which the patent is granted, the exclusive right to exploit the patent either directly or through licensees, and is entitled to prevent any person from infringing on the patent.

     The granting of a patent does not prevent a third party from seeking a judicial determination that the patent is invalid. Such challenges to the validity of a patent are not uncommon and are occasionally successful. There can be no assurance that a challenge will not be filed to one or more of the Company's patents , if granted, and that, if filed, such challenge(s) will not be successful.

     In the United States and Canada, the details of the product or process which is sought to be patented are not publicly disclosed until a patent is granted. However, in some other countries, patent applications are automatically published at a specified time after filing.


Research and Development

     The Company has been involved in research and development since its inception, and intends to continue its research and development activities in three areas. First, the Company plans to continue to refine its present product. Second, the Company plans to seek to expand its technology into new areas of implementation. Third, the Company plans to develop unique customer applications. The Company intends, upon successful completion of this offering, to hire several technicians and/or chemists.


     For the period from inception at November 10, 1999 to December 31, 1999, the Company spent no money on research and development. For the year ended December 31, 2000, the Company spent a total of $60,718 on research and development - all of which was spent on the enhancement of its ink and its activation product. The Company plans to spend between $50,000 and $60,000 in R&D over the 2001 fiscal year.



Product Development

     The Company has not yet made any sales of its products. The Company has completed development and has working prototypes of both its inks and laser detector.


     The Company has also developed what it believes to be a proprietary trade secret enabling it to offer its clients the ability to change the combination lock on the system to prevent any breach of security by counterfeiters. This is accomplished via direct interaction by the Company with the client to make slight modifications to the Company's products on an personalized level.
Management believes that the Company is the only company offering such a protection to its product line.

     The Company intends to establish a quality control program that entails the placement of specially trained Company technicians on site at third party production facilities to monitor the manufacturing process, where warranted.

Description of the Industry


     Recent developments in copying and printing technologies have made it ever easier to counterfeit a wide variety of documents. Lottery tickets, gift certificates, event and transportation tickets, travelers' checks and the like are all susceptible to counterfeiting, and the Company believes that losses from such counterfeiting have increased substantially with improvements in technology ("Latest Use for One's DNA - Thwarting Counterfeiters", San Francisco Chronicle, page C1, September 11, 2000) . Counterfeiting has long caused losses to manufacturers of brand name products, and the Company believes these losses have also increased as the counterfeiting of labeling and packaging has become easier ("China Leads in Counterfeiting", Night Ridder News Service, December, 2000).


     The Company's document authentication technologies are useful to businesses desiring to authenticate a wide variety of printed materials and products. These include a technology with the ability to print invisibly on certain areas of a document which can be activated or revealed by use of a special laser light when authentication is required. This is intended to be different than pen systems currently in the marketplace because it will not result in a permanent mark on the merchandise, which generally leads to the disposal of the merchandise or its sale as a "second" rather than best quality goods.

     Other possible variations of the Company's technology involve multiple color responses from a common laser, visible marks of one color that turn another color with the laser or visible and invisible marks that turn into a multicolored image. These technologies provide users with the ability to authenticate documents and detect counterfeit documents. Applications include the authentication of documents having intrinsic value, such as checks, travelers' checks, gift certificates and event tickets, and the authentication of product labeling and packaging. When applied to product labels and packaging, such technologies can be used to detect counterfeit products whose labels and packaging would not contain the authenticating marks invisibly printed on the packaging or labels of the legitimate product, as well as to combat product diversion (i.e., the sale of legitimate products through unauthorized distribution channels or in unauthorized markets).


     The Company believes that the technology could also be used in a manner permitting manufacturers and distributors to track the movement of products from production to ultimate consumption when coupled with proprietary software (Seminar - "Counterfeiting Protection Japan 2000", October 15-19, 2000, Yokohama, Japan; "Using Covert Codes", Pharmaceutical and Medical Packaging News, October 1999).

     The Company intends to focus initially on the widespread problem of counterfeiting in the apparel industry. The product would be used to print a reactive label which is then sewn into a garment. The label can be viewed with the laser to reveal the authenticity of the garment. This covert authenticating technology is also intended to be marketed to manufacturers of compact discs to identify CD's produced by that manufacturer. The Company believes that this technology can provide CD manufacturers and publishers a tool with which to combat the significant losses sustained as a result of illegal pirating and counterfeiting of data, music and video discs ("China Leads in Counterfeiting", Night Ridder News Service, December, 2000).



Competition

     In the area of document and product authentication and serialization, the Company is aware of other technologies, both covert and overt surface-marking techniques, requiring decoding elements or analytical methods to reveal the relevant information. These technologies are offered by other companies for the same anti-counterfeiting and anti-diversion purposes the Company markets its covert technologies. These include, among others, biological DNA codes, microtaggants, thermochromic, UV and infrared inks, as well as encryption, 2D symbology and laser engraving. The Company is aware of at least twenty companies which will be competing with it in these markets. The Company believes that it has proprietary technologies which provide a unique and cost-effective solution to the problem of counterfeiting and gray marketing. The Company is aware of a limited number of competitors which are attempting different approaches to the same problems which the Company's products address.

     Other indirect competitors are marketing products utilizing the hologram and copy void technologies. The hologram, which has been incorporated into credit cards to foil counterfeiting, is considerably more costly than the Company's technology. Copy void is a security device which has been developed to indicate whether a document has been photocopied.

     The Company has limited resources, and there can be no assurance that businesses with greater resources than the Company will not enter the market and compete with the Company.

Employees


     The Company currently has a one year employment contract in place with its President, Norman A. Gardner, for $75,000 per annum, which commenced January 1, 2000. On October 1, 2000, the Company entered into a new four year employment agreement with Mr. Gardner which will commence on January 1, 2001. Mr. Gardner's compensation will be $90,000 per year under this new contract. In addition to base salary the Company will from time to time pay Mr. Gardner incentive bonuses and reasonable expenses incurred in connection with the performance of his duties. Throughout the term of this employment agreement, the Company will furnish Mr. Gardner with an automobile and automobile expenses and will reimburse travel on Company business as well as reimburse Employees for the expenses incurred in connection with the Company's operation. In addition other Employees shall be entitled to health, life, accident or disability insurance plans, any profit sharing or retirement plans and stock option plans the Company makes available. Mr. Gardner is the Company's only full time employee. The Company has one other employee, its bookkeeper, who is a part time employee.


Outside Sales Agents / Independent Contractors


     The Company has consulting contracts with nine outside sales agents and independent contractors who are being compensated via cash, stock options, stock grants, and for the sales agents, commissions on sales to various customers of the Company. A copy of the Company's standard consulting contract has been attached hereto as Exhibit 6.4. The Company's outside sales agents and independent contractors will also receive payment for certain expenses.

RISK FACTORS


                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Company desires to take advantage of certain "Safe Harbor" provisions of the Reform Act and is including this special note to enable the Company to do so. This document contains forward-looking statements that reflect the views of the Company's management with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the words "anticipates", "believes", "estimates'', "expects", "plans", "projects", "targets", and similar expressions that identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date the statement was made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Absence of Trading Market


     There is no trading market for the Company's Common Stock and there is no assurance that such a market will develop after this offering, or if such a market develops, that it will be maintained. Holders of the Shares may, therefore, have difficulty in selling their stock should they desire to do so and should be able to withstand the risk of holding their Shares indefinitely.


Penny Stock Rules.

     The Company believes its Common Stock will be subject to the Penny Stock Rules promulgated under the Securities Exchange Act of 1934 due to its price being less than $5.00 per share. If the Company were to meet the requirements to exempt its securities from application of the Penny Stock Rules, there can be no assurance that such price will be maintained if a market develops and thus the Penny Stock Rules may come into effect.

     These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

     In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's securities. While the Company's Common Stock remains subject to the Penny Stock Rules, investors may find it more difficult to sell such securities.

Need for  Subsequent  Funding;  No Assurance of Future Offering

     In order to finance expansion of our business operations, to attempt to patent our technologies, and to implement our business plans, we may need to raise more capital. Our ability to continue in business and effectively implement its plans may depend upon its ability to raise additional funds. There is no assurance that additional funding, if required, will be obtainable in amounts or on terms favorable or acceptable to the Company. The capital resources required to develop each new product are significant. The Company believes combined cash on hand and cash generated from future operations, will provide the Company with the financing required to conduct its business at least through the second calendar quarter of 2001, but there is no guarantee that the Company is correct, or that it will be able to raise additional capital, if required..


Lack of Dividends

     We have not paid any cash dividends since our inception and do not intend to pay dividends in the foreseeable future. We intend to retain all earnings, if any, for use in our business operations.


Risks Associated With Our Being A New Business.

     Our operations are subject to all of the risks inherent in a new business enterprise. We currently have no revenue, no operating history, and no salable product. We are subject to the same types of risks that many new business face - like shortages of cash, under-capitalization, and expenses of new product development. We do not anticipate positive cash flow on a monthly basis until early 2001 at the earliest, and even then we cannot give assurances that we will be operating at break-even levels at that time or in the future. Various problems, expenses, complications and delays may be encountered in connection with our development both in terms of our products and our business. Future growth beyond present capacity will require significant expenditures for expansion, marketing, research and development. These expenses must either be paid out of the proceeds of this or future offerings or out of our generated revenues and profits, if any. The availability of funds from either of these sources cannot be assured.


General Risks Of The Counterfeit Prevention Industry

     The industry in which we intend to compete is subject to the traditional risks faced by any business of adverse change in general economic conditions, the availability and expense of liability insurance, and adverse changes in local markets. However, we will also be subject to industry specific risks such as counterfeiters learning how to circumvent new and existing technologies; evolving consumer preference and health-related concerns; federal, state and local chemical processing controls; consumer product liability claims; risks of product tampering.


Competition In Our Industry

     In the area of document security and product authentication and serialization, we are aware of other companies and other technologies, both covert and overt surface marking techniques, which require decoding elements or analytical methods to reveal the relevant information. These technologies are offered by other companies for the same anti-counterfeiting and anti-diversion purposes to which we plan to market our technologies.

     Other competitors are marketing products utilizing the hologram and copy void technologies. The hologram, which has been incorporated into credit cards to foil counterfeiting, is considerably more costly than our technology. Copy void is a security device which has been developed to indicate whether a document has been photocopied.

     It is anticipated that a significant number of companies of varying sizes, which may ultimately include divisions or subsidiaries of larger companies, will be vying for the same market segment as we are. A number of these competitors may have substantially greater financial and other resources available to them. There can be no assurance that we can compete successfully with such other companies. Competitive pressures or other factors could cause us to lose market share if it develops at all, or result in significant price erosion, either of which would have a material adverse effect on our results of operations.

Governmental Regulation Of Our Fields

     Our operations may be subject to varying degrees of federal, state or local laws and regulations. Operations such as those we intend to conduct may be subject to federal, state and local laws and regulations controlling the development of technologies related to privacy protection, to the protection of the environment from materials that we may use in our inks, and advanced algorithm formulations or encryption tactics that we may develop. Any of these regulations may have a materially adverse effect upon our operations.


Technology Staffing And Labor Costs

     We  anticipate  that  staffing  and labor costs will  represent  one of our largest expenses. We will compete with other copy security prevention technologies in attracting and retaining qualified or skilled personnel. A shortage of trained personnel or general economic inflationary pressures may require us to enhance our wage and benefits package in order to compete with other employers. There can be no assurance that our labor costs will be sustainable. Our failure to attract and retain qualified employees to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on the business.


Rapidly Changing Market.

     We believe that the market for our products is rapidly changing with evolving industry standards. Our future success will depend in part upon our ability to enhance our existing products and services and to introduce new products and features to meet changing customer requirements and emerging industry standards. There can be no assurance that we will successfully complete the development of future products or that our current or future products will achieve market acceptance. Any delay or failure of these products to achieve market acceptance would adversely affect our business. In addition, there can be no assurance that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.


Patents; Intellectual Property

     Pursuant to an employment agreement with our president, Norman A. Gardner, we have received all rights in a patent applied for in the United States. There can be no assurance that this patent, or any other patents which we may apply for in the future, will be granted. Until such time as a patent is issued, we will not have the right to bring a patent infringement action against a third party who makes a product or uses a process identical or similar to a product or process based on our technology. Even if patents were granted, there is no assurance that such patents would not be attacked by third parties or that, if any such attack were made, it would not be successful. The costs involved in defending a patent or prosecuting a patent infringement action could be substantial. At present we do not have the resources to pursue such an action.

     We plan to rely on confidentiality, non-analysis and licensing agreements to establish and protect our rights in any proprietary technologies. While we intend to actively protect these rights, our technologies could possibly be compromised through reverse engineering or other means. There can be no assurance that we will be able to protect the basis of our technologies from discovery by unauthorized third parties, thus adversely affecting our customer and licensee relationships.


Prior Relationships Of Our President.


     Norman  A.  Gardner,  our  President,  founded  Nocopi  Technologies,  Inc.
('NoCopi'), and served as its President and Chief Executive Officer from October, 1985, until October, 1997, and as its Chairman of the Board under a Memorandum of Agreement until March, 1998. Mr. Gardner then served until September 27, 1999, as a senior advisor to Nocopi under an Amendment to the Memorandum of Agreement. Currently, Mr. Gardner has no relationship with Nocopi Technologies, Inc.


     We view Nocopi as one of our competitors in our marketplace in that the we plan to develop and sell technology to prospects and clients that we believe is completely different from, but competitive with, that sold by Nocopi to the same or similar prospects and clients. The Agreement with Nocopi does not impose a post-termination restrictive covenant upon Mr. Gardner, and Mr. Gardner has assured us that he has not and will not, divulge, furnish, or make accessible to anyone any confidences or secrets of Nocopi in violation of the Agreement.

Possible Rule 144 Shares

     A majority of the shares of Common Stock presently outstanding (7,600,000 shares, or 71.70%) were issued on the date of the company's inception or later and are considered "restricted securities". If, and only if, a public market develops, they may be publicly resold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Rule 144 provides, in part, that after holding restricted securities for a period of one (1) year non-affiliated shareholders (affiliates include officers, directors, and ten percent or greater shareholders) may sell, during any three months, in a brokerage transaction, or to a market maker, an amount equal to the greater of one percent (1%) of the Company's outstanding Common Stock, or the average weekly trading volume, if any, in the Common Stock during four calendar weeks preceding the filing of a Form 144 relating to such sale. After two (2) years non-affiliated shareholders (who have been non-affiliates for at least three months) may sell an unlimited amount of the Company's outstanding Common Stock. Rule 144 also provides that after holding restricted securities for a period of two (2) years, affiliates of the company may sell every third month in a brokerage transaction, or to a market maker, an amount equal to the greater of one percent (1%) of the Company's outstanding Common Stock, or the average weekly trading volume, if any, in the Common Stock during four calendar weeks preceding the filing of a Form 144 relating to such sale. Such sales, if made under certain circumstances, would depress the market price and render difficult the sale of the Company's securities purchased hereunder. Certain of the outstanding shares will be eligible for sale pursuant to Rule 144 in November, 2000.


Dependence on Key Personnel


     We will be dependent on our current management for the foreseeable future. The loss of the services of any member of these persons would have a material adverse effect on our operations and prospects. Our success will be dependent to a substantial degree on our President, Norman A. Gardner, and other key management personnel. Mr. Gardner's continued involvement is particularly critical to us. In the event Mr. Gardner were unavailable, it would have a material adverse effect on our operations. The Company has a "Keyman" insurance policy on Mr. Gardner for $1,500,000. In the event of Mr. Gardner's death, the Company is the beneficiary of one half of that amount, or $750,000, and Mr. Gardner's family is the beneficiary of the other half. At this time, we have one employment agreement - an agreement with Mr. Norman A. Gardner, our President and Secretary. The expansion of our business will be largely contingent on our ability to attract and retain a highly qualified management team. There is no assurance that we can find suitable management personnel or that we will have the financial resources to attract or retain such people if found.



Indemnification

     The Company's By-Laws include provisions that indemnify any director or officer made a party to any action, suit or proceeding for negligence or misconduct in the performance of his duties made in good faith, by reason of the fact that s/he is or was a director, officer or employee of the Company against reasonable expense including legal fees, actually or necessarily incurred by him/her in connection with the defense of such action, suit or proceedings or in connection with any appeal therein.


Dependence Upon Third Parties.

     We intend to pursue a policy of licensing our technologies for incorporation into products made and distributed by third parties. Although we plan to negotiate guaranteed minimum royalties in our licensing arrangements, our revenues will be substantially dependent on the sale of products incorporating our technologies by third parties. We intend to provide technical marketing support to our licensees. However, the successful marketing of such products and, therefore, our revenues and operating income, depend substantially on the marketing efforts of such third parties, over which we will have little, if any, control.


Technical Obsolescence.

     The value of our technology and any products derived from our technology could be substantially reduced as new or modified techniques for combating document and product counterfeiting and product diversion are developed and become widely accepted. We can't guarantee that future technological developments will not result in the obsolescence of our technologies.


Dependence Upon Marketing.

     While we believe that our products hold unsatisfied market demand, our ability to generate sales will depend upon developing and implementing a marketing strategy. There can be no assurance that we can successfully develop, promote and maintain an active market for our products.

Management Of Growth.

     If we is successful in increasing demand for our products, of which there can be no assurance, our growth could create certain additional risks. Rapid growth can be expected to place a substantial burden on our management resources and financial controls. Our ability to manage growth effectively will require us to continue to implement and refine our operational, financial and information management systems and to train, motivate and manage our employees. Our ability to attract and retain qualified personnel will have a significant effect on our ability to establish and maintain our position in our various markets, and our failure to manage our growth effectively could have material adverse effects on our results of operations.


Risks Associated With  The Company's Ability To Continue As A Going Concern.


     The Company has no operating history, nor sales, has incurred operating losses since inception and may require additional capital to continue its operations and to implement its business plans. The Company's certifying accountants have issued an ongoing concern qualification in their report for the year ended December 31, 2000. Although the Company intends to implement sales, and become profitable, if the Company fails to achieve any one of these goals, then it is unlikely that the Company will be successful, and very likely that the Company will become insolvent or otherwise forced to close its doors. If this occurs, it will have a material adverse affect on the Company and any results of operations.



Lack Of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company's engaging in a business which is concentrated in only one industry. Consequently, the Company's activities will be limited to the anti-counterfeiting industry. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with the Company's operations.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

     The following discussion and analysis should be read in conjunction with LaserLock's financial statements and the Notes thereto contained elsewhere in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. LaserLock's actual results may differ significantly from the result discussed in the forward looking statements. Factors that might cause such a difference are discussed in "Risk Factors."

Overview

     LaserLock has applied for patents for its technology for laser activated ink technologies which may be used as part of an anti-counterfeiting protection process. We believe that our laser and ink combination products are ready for commercial production and we have been soliciting orders for our products although we have not yet entered into any contracts.


     From its inception in 1999, LaserLock has been engaged primarily in activities devoted towards obtaining the patent rights to the technology, general business operations, research and development, negotiating licenses and agreements with potential customers, creating a sales and management
infrastructure  by  hiring  consultants  and  independent   contractors  ,  and
obtaining financing. The Company intends to spend between $50,000 to $100,000 for consultant services during the 2001 fiscal year. There have been no revenues from sales to date.

     Based upon interest exhibited by potential customers, the Company intends to start delivering commercial quantities of its products during the next twelve months. Should this occur, and depending upon the volumes of the Company's products required for delivery, the Company may be required to raise additional capital on terms not favorable to the Company, if said capital is available at all.

     The Company believes that its current office space, which consists of approximately 1,000 square feet located in the home of its President, Norman Gardner, and for which it pays no rent, will be sufficient to house its operations for the next year.




Results of Operations

     It is difficult for LaserLock to forecast its revenue or earnings accurately. We believe that period-to-period comparisons of our operating results may not be meaningful.

            As a result of our extremely limited operating history, we do not have historical financial data for a significant number of periods on which to base planned operating expenses. Our expense levels are based upon our expectations concerning future revenue. Thus, quarterly revenue and results of operation are difficult to project.

Liquidity and Capital Resources


     LaserLock has incurred negative cash flows from operation since its inception. We expect to begin to expend substantial sums to create inventory and to begin marketing and sales.



     Our future capital requirements and the adequacy of available funds will depend on numerous factors, including the successful commercialization of our existing products, the cost of contract manufacturing, cost of filing, prosecuting, defending and enforcing current and any future patent claims and other intellectual property rights, competing technological and market developments, and the development of strategic alliances for the development and marketing of our products. In the event LaserLock's plans change or its assumptions change or prove to be inaccurate or the funds available prove to be insufficient to fund operations at the planned level (due to further unanticipated expenses, delays, problems or otherwise), LaserLock could be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources in order to bring its products through to commercialization. LaserLock does not have any material committed sources of additional financing, and there can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to further delay, scale-back, or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products, or potential markets. Specifically, the Company may have to delay its anticipated marketing and delivery dates, or scale back its third party production capabilities if it is unable to order sufficient quantities of product to qualify for discount pricing, or to eliminate certain areas of further research and development. If adequate funds are not available, LaserLock's business, financial condition, and results of operations will be materially and adversely affected.

     The actual research and development and related activities of LaserLock may vary significantly from current plans depending on numerous factors, including changes in the costs of such activities from current estimates, the results of LaserLock's research and development programs, the results of clinical studies, the timing of regulatory submissions, technological advances, determinations as to commercial potential and the status of competitive products. The Company's research and development plans to perform over the next year includes the application of its product to additional materials, as well as improving its existing products in conjunction with client feedback. The focus and direction of LaserLock's operations will also be dependent upon the establishment of collaborative arrangements with other companies, and other factors.

     The Company has no plans to change the number of employees or independent contractors it employs at this time, and plans to continue to utilize its current employees and contractors for at least the duration of 2001. The Company intends to third party manufacture all of its products during 2001, and does not believe that it will be making major plant and equipment purchases during this year.


     Until required for operations, LaserLock's policy is to invest its cash reserves in bank deposits, certificates of deposit, commercial paper, corporate
notes,  U.S.   government   instruments  or  other   investment-grade   quality
instruments.

     There can be no assurance that LaserLock will be able to commercialize its technologies, or that profitability will ever be achieved. LaserLock expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on a number of factors, most of which are outside LaserLock's control.



Item  3.  DESCRIPTION  OF  PROPERTY

     The Company's offices are presently located in 1000 sq. ft. of office space in the home of its president, Norman A. Gardner, at 837 Lindy Lane, Bala Cynwyd, PA 19004. The Company pays no rent for the use of this space.

     The Company has been assigned the rights to a patent application submitted by its President, Norman A. Gardner. The Company believes that the granting of its patent application will enhance the Company's successful competition in the market place, but that even if not granted, the Company will be able to compete effectively in the market place by utilizing non-competition and confidentiality terms in contracts it will enter into with any employees, and non-disclosure and non-analysis agreements given to every potential supplier and customer of the Company.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of June 30, 2000, by (i) each Director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.


                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------
Norman Gardner                           4,278,000    32.25%
President
837 Lindy Lane
Bala Cynwyd, PA 19004

Michael J. Prevot                        100,000      0.75%
419 Buena Vista Ave.
San Mateo, CA 94403

Directors and Officers as a Group         4,378,000   34.00%

(1) Percentage of ownership is based on 13,289,999 shares of Common Stock issued and outstanding as of September 30, 2000.

Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company.

     The position(s) held by each Officer and Director of the Company are shown on the following table. Each Director was elected in November, 1999, and will serve for one year or until the next annual meeting of the Company's Shareholders and until a successor is elected and has qualified.

                          Age           Position
Norman A. Gardner         58            President, Secretary, and Director
Michael J. Prevot         45            Vice- President of Sales
                                        and Marketing, Director


NORMAN A. GARDNER


     Norman A. Gardner has been the President of the Company since inception on November 11, 1999. From 1974 to 1985 Mr. Gardner served as President of Polymark Management, Ltd., a Canadian public relations firm. In 1982, Mr. Gardner founded Nocopi Technologies, Inc. of West Conshohocken, PA, a publicly traded company. He served as President and Chief Executive Officer of Nocopi from 1985 until 1997, and as Chairman of its board until March, 1998, and as a consultant until September 30, 1999. Mr. Gardner received his B.A. in English from McGill University in 1963.


MICHAEL J. PREVOT


     Michael Prevot has been the Vice-President of Sales of the Company since inception. From 1985 to 1999, Mr. Prevot has served as President of Vista Security Papers, a San Francisco based company which sells security products. Mr. Prevot studied business at the College of San Mateo in San Mateo, California, in 1974-1975, and at Skyline College in San Bruno, California in 1975-1976. Mr. Prevot donates 10 - 20 percent of his time performing his tasks for the Company. These tasks include approaching potential clients and arranging for sales meetings and presentations.

Item  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid during the period ended December 31, 1999, to the Company's Chief Executive Officer and each of the Company's officers and directors. No person received compensation equal to or exceeding $100,000 during 1999.




                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#)          ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------

Norman Gardner(1)
President,                   2001  22,250(3)       -0-      3,900(2)(3) -25,000-        -0-      -0-         -0-
Director                     2000  75,000          -0-     15,600(2)    -25,000-        -0-      -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-


Michael Prevot
Vice President of Marketing, 2001      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Director                     2000      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-


---------------------------------------------


1. On October 1, 2000 the Company entered into a new employment agreement with its President, Norman Gardner, which provides compensation of $90,000 annually, commencing January 1, 2001, expiring December 31, 2004, and the grant of 500,000 options to purchase the Company's common stock, 250,000 shares at $0.17 per share, and 250,000 shares at $0.35 per share. In all other respects, the contract is the same as his employment agreement from January 1, 2000.


2.   Company car, insurance, repairs and expenses.

3.   Computed as funds expended as of the date of this filing.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

     There have been no material transactions, series of similar transactions, or currently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

CERTAIN  BUSINESS  RELATIONSHIPS


     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.


Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 40,000,000 shares of common stock, $0.001 par value per share, of which 13,289,999 are issued and outstanding, and 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares have been issued. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. To the extent that additional shares of Common Stock are issued, the relative interests of the then existing shareholders may be diluted.


TRANSFER  AGENT

     The Company uses Interwest Transfer Co., Inc. whose mailing address is 1981
E. Murray Holladay Rd., P.O.B. 17136, Salt Lake City, UT 84117 to act as its transfer agent for its Common Stock. The Company plans to act as transfer agent for all of its other securities, if and when issued.


INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL


     The financial statements of the Company as of December 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period November 10, 1999 (date of inception) to December 31, 1999, included in this Registration Statement, have been audited by Larson Allen Weishal & Co., LLP, as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in accounting and auditing.

     The financial statements of the Company as of and for the period ended December 31, 2000, included in this Registration Statement, have been audited by Larson Allen Weishal & Co., LLP, as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in accounting and auditing.


     Jay Hait, Esq., special securities counsel to the Company, is the holder of 100,000 shares of the Company's common stock, and has options to purchase an additional 30,000 shares for $0.17 per share, and an additional 100,000 shares for $0.35 per share.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock


     The Company's Common Stock is not currently quoted. Currently, there are 13,289,999 shares of the Company's common stock issued and outstanding, which are held by 69 shareholders. Additionally there are options held by 13 consultants and other independent contractors to purchase a total of 1,135,000 shares of the Company's common stock, and an option held by a California investor to purchase 1,500,000 shares of the Company's common stock. The Company does not have any plans at this time to offer more of its common shares for sale. In November 2000, 3,222,000 shares of the Company's common stock will become eligible to be sold pursuant to Rule 144 of the Securities Act.


Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.


Item  2.  LEGAL  PROCEEDINGS

     The are no material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS


     The Company has recently changed its independent accountants, and has made all relevant disclosure with the Securities and Exchange Commission on the Company's Form 8-k submitted on January 25, 2001, incorporated by reference hereto.


Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     At inception in November of 1999, the Company issued 7,600,000 common shares to its founders in reliance upon section 4(2) of the Securities Act of 1933 in exchange for assets and services valued at $62,700.


     From  April,  2000,  to  September  2000,  the  Company  issued  a total of
5,449,999  shares  of  its  common  stock  at  $0.17  per  share,  for  a  total consideration of $926,500, in an offering done pursuant to Rule 504 as promulgated under Regulation D of the Securities Act of 1933, and registered in the State of New Jersey. No commission was paid on these sales. The determination as to whether or not the shares are restricted or free trading was made based upon whether the purchaser a. was an accredited investor, and b. lived in a state in which the securities were registered with a qualitative review, or c. lived in a state with the appropriate applicable exemption after the shares had been registered with a qualitative review in a different state.

     From July, 2000, to September, 2000 the Company issued 240,000 shares of Common Stock to a total of nine non-employee consultants, for services valued at $36,550, pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written agreement between the consultants and the Company, (b) the consultants rendered bonafide services not in connection with the offer or sale of securities in capital raising transactions, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.



     In July of 2000 the Company issued options to purchase 1,135,000 shares of the Company's common stock to sales employees and consultants. In October of 2000, the Company entered into a new employment contract with its President, and pursuant to the new employment contract it has granted him options to purchase a total 500,000 shares of it's common stock, 250,000 shares at $0.17 per share, and 250,000 shares at $0.35 per share.

     In March of 2001, pursuant to Rule 506 as promulgated under Regulation D of the Securities Act of 1933, the Company sold an option for $15,000 to PFK Acquisition Group II, LLC, a California Limited Liability Corporation, which gives it the right to purchase 1,500,000 shares of the Company's common stock at a price of $0.16 per share by May 22, 2001.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS


     Pursuant to Nevada Statutes 78.7502, the Company's Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.


     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS

                           DECEMBER 31, 2000 AND 1999



                                                              Page

Independent Auditor's Report                                   3

Financial Statements:
     Balance Sheets                                            4
     Statements of Operations                                  5
     Statements of Changes in Stockholders' Equity             6
     Statements of Cash Flows                                  7

Notes to Financial Statements                                  8-14

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
LaserLock Technologies, Inc.
(A Development Stage Company)
Bala Cynwyd, Pennsylvania

We have audited the accompanying balance sheets of LaserLock Technologies, Inc. (a development stage company) as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period November 10, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaserLock Technologies, Inc. (a development stage company) as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the twelve months ended December 31, 2000 and for the period November 10, 1999 (date of inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's losses from development stage activities raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                             LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
April 18, 2001


                                      (3)
                                       25


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999




                                     ASSETS

                                                                                     2000            1999

Current assets:
   Cash and cash equivalents                                                      $  656,803       $  55,230
   Interest receivable                                                                 4,725
   Prepaid expenses                                                                    4,250           3,500
                                                                                 ------------     -----------

      Total assets                                                                $  665,778       $  58,730
                                                                                  ===========      ==========




                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses and
    total liabilities                                                           $        245      $    6,000
                                                                                -------------     -----------

Commitments

Stockholders' equity:
   Preferred stock, $.001 par value; 10,000,000 shares
      authorized, no shares issued and outstanding
   Common  stock,  $.001 par value;  40,000,000  shares  authorized,  13,289,999 shares at December  31,  2000 and  7,600,000  shares at December  31, 1999 issued
      and outstanding                                                                 13,290           7,600
   Deferred consulting fees                                                          (20,683)
   Additional paid-in capital                                                      1,094,868          99,243

   Deficit accumulated during the development stage                                 (421,942)        (54,113)
                                                                                  -----------      ----------

Total stockholders' equity                                                           665,533          52,730
                                                                                  -----------      ----------

Total liabilities and stockholders' equity                                        $  665,778       $  58,730
                                                                                  ===========      ==========

                See accompanying notes to financial statements
                                       (4)
                                       26


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIOD NOVEMBER 10, 1999 (DATE OF INCEPTION) TO
       DECEMBER 31, 1999, THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
           NOVEMBER 10, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2000





                                                      Cumulative                                   November 10, 1999
                                                           Since              Year Ended           (date of Inception) to
                                                       Inception        December 31, 2000          December 31, 1999
                                                     -------------      -----------------          -----------------

Revenues                                            $    --             $     --                      $      --
                                                    --------------      ----------------              ---------------

Costs and expenses:

    Research and development                                60,718                60,718                      --
    Patent                                                  25,000                25,000
    Legal and accounting                                    36,935                36,935
    Selling, general and administrative                    323,236               269,123                       54,113
                                                        -----------         -------------                 ------------

      Total costs and expenses                             445,889               391,776                       54,113
                                                        -----------         -------------                 ------------

Loss before other income                                  (445,889)             (391,776)                     (54,113)

Other income:
    Interest income                                         23,947                23,947                     --
                                                        -----------        --------------             ---------------

Net loss                                                 $(421,942)          $  (367,829)                  $  (54,113)
                                                         ==========          ============                  ===========

Basic and diluted weighted average common
 shares outstanding                                                           10,015,407                    6,273,654
                                                                              ===========                   ==========

Basic and diluted net loss per common share                           $          (.04)               $        (.01)
                                                                      ================               ==============


                 See accompanying notes to financial statements
                                       (5)


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
    FOR THE PERIOD NOVEMBER 10, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2000







                                                             Common Stock                                    Deficit
                                                     -----------------------------             Additional    Accumulated
                                                      Number                      Consulting    Paid-In      during the
                                                     of Shares         Amount         Fees      Capital      Development
                                                                                                             Stage           Total

Issuance of 4,278,000 shares on November 10, 1999       4,278,000    $    4,278               $   16,595   $   ---       $  20,873

Issuance of 1,232,000 shares of common stock
  in exchange for services                              1,232,000         1,232                   35,728       ---          36,960

Issuance of 2,090,000 shares of common stock            2,090,000         2,090                   60,610                    62,700

Stock issuance costs                                    ---              ---                     (13,690)      ---         (13,690)

Net loss                                                ---              ---                     ---           (54,113)    (54,113)
                                                    -------------   -----------             ------------     ---------- -----------

Balance December 31, 1999                               7,600,000         7,600                   99,243       (54,113)     52,730

Issuance of 5,449,999 shares of common stock            5,449,999         5,450                  921,050       ---         926,500

Issuance of 240,000 shares of common stock
 in exchange for services                                 240,000           240    $(40,800)      40,560

Stock issuance costs                                     ---             ---                     (16,335)      ---         (16,335)

Fair value of non-employee stock options grants                                                   50,350                    50,350

Amortization of deferred consulting fees                                             20,117                                 20,117

Net loss                                                                 ---       ---             ---        (367,829)   (367,829)
                                                    ------------- -------------   ------------------------   ---------- -----------

Balance, December 31, 2000                             13,289,999     $  13,290    $(20,683)  $1,094,868     $(421,942) $  665,533
                                                       ==========     =========    =========  ===========    ========== ===========

                 See accompanying notes to financial statements
                                       (6)


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
   FOR THE PERIOD NOVEMBER 10, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999,
        THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD NOVEMBER 10, 1999
                    (DATE OF INCEPTION) TO DECEMBER 31, 2000




                                                           Cumulative                             November 10, 1999
                                                                Since            Year Ended       (date of Inception) to
                                                             Inception    December 31, 2000       December 31, 1999

Cash flows from operating activities:
    Net loss                                                  $(421,942)         $(367,829)              $   (54,113)
    Adjustments to reconcile net loss to net
     cash used in operating activities:
       Fair value of options issued in exchange
        for service                                              50,350             50,350
       Stock issued in exchange for services                     36,960                                       36,960
       Amortization of deferred consulting fees                  20,117             20,117
       Changes in assets and liabilities:
         Increase in interest receivable                         (4,725)            (4,725)
         Increase in prepaid expenses                            (4,250)              (750)                   (3,500)
         (Decrease) increase in accounts payable                    245             (5,755)                    6,000
                                                          --------------      -------------             -------------

            Net cash used in operating activities              (323,245)          (308,592)                  (14,653)
                                                              ----------        -----------               -----------

Cash flows from financing activities:
    Proceeds from issuance of common stock                    1,010,073            926,500                    83,573
    Stock issuance costs                                        (30,025)           (16,335)                  (13,690)
                                                            ------------        -----------               -----------

            Net cash provided by financing activities           980,048            910,165                    69,883
                                                             -----------         ----------               -----------

Net increase in cash                                            656,803            601,573                    55,230

Cash at beginning of period                                                         55,230                 ---
                                                       ----------------         -----------           --------------

Cash at end of period                                         $ 656,803           $656,803                 $  55,230
                                                              ==========          =========                ==========

Supplemental disclosures for non-cash financing activities:
      Common stock issued for services                       $   77,760          $  40,800                 $  36,960
                                                             ==========          =========                 =========

                 See accompanying notes to financial statements
                                       (7)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 1NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

               The Company is a development stage enterprise incorporated in the state of Nevada on November 10, 1999. Since inception, substantially all of the efforts of the Company have been devoted to developing technologies for the prevention of product and document counterfeiting. The Company is in the development stage of raising capital, financial planning, establishing sources of supply, and acquiring property, plant and equipment. The Company anticipates establishing markets for its technologies in North America and Europe.

Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

              For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and commercial paper with original maturities of 90 days or less to be cash or cash equivalents.

Revenue Recognition

              The Company will recognize revenue from the sale of counterfeiting prevention technology when shipped. Revenue from licensing fees will be recognized proportionately over the period of the licensing agreement.

Earnings Per Share of Common Stock

              In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earning per share excludes the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Loss per share amounts have been calculated in accordance with requirements of SFAS No. 128. For the year ended December 31, 2000, the computation of diluted loss per share was antidilutive; therefore, the amounts reported for basic and dilutive loss per share were the same.

                                      (8)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 1NATURE OF ACTIVITIES AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

               Federal income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the bases of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future income taxes.

Recently Issued Accounting Principles

              In June 1998, the FASB issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which will be required to adopt for the year ending December 31, 2000. FAS 133 establishes new methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative financial instruments and are not currently engaged in hedging activities, the adoption of FAS 133 is not expected to have a material impact on our financial condition or results of operations.

               In March 2000,  the FASB issued FASB  Interpretation  No. 44 (FIN
               44), Accounting for Certain Transactions Involving Stock Compensation. The Company adopted FIN 44 effective July 1, 2000 with respect to certain provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. The impact on the Company's financial statements was not material.

              In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. In June 2000, the SEC staff amended SAB 101 to provide registrants with additional time to implement SAB 101. The Company adopted SAB No. 101 effective October 2000. The impact on the Company's financial statements was not material.




                                      (9)
                                       31

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 1NATURE OF ACTIVITIES AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Start-Up and Organization Costs

              In accordance  with AICPA Statement of Position 98-5 "Reporting on
              the  Costs  of  Start-up   Activities,"   the  costs  of  start-up
              activities and organization costs are expensed as incurred.

Research and Development Costs

              Research and development costs are expensed when incurred. Total amount expensed for the year ending December 31, 2000 was $60,718.

Reclassification

              Certain amounts reported for 1999 have been reclassified to conform with the 2000 presentation. Such reclassifications had no effect on reported income.

NOTE 2        REALIZATION OF ASSETS

              The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses from activities during the development stage. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              As part of its development stage activities, the Company sold approximately 2.1 million shares to private investors in December 1999 providing net proceeds of approximately $63,000. Additionally, in 2000, management raised net proceeds of $910,165 of capital by selling approximately 5.45 million shares of its common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933. Management believes the Company can meet all of its obligations as they become due during the next twelve months.

NOTE 3        INCOME TAXES

              At December 31, 2000, the Company had a net operating loss ("NOL") that approximated $422,000. Consequently, the Company had NOL carryforwards available for federal income tax purposes, which begin to expire in 2014, and no provision has been made for federal income taxes in the accompanying financial statements.



                                      (10)
                                       32

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999

NOTE 3 INCOME TAXES

The following table reconciles the US
statutory rate to the Company's effective rate:

           US Statutory rate                                               34%
           Creation of valuation allowance for
             NOL carryforwards                                            (34)
                                                                       -------

           Effective tax rate                                           --
                                                                      =======

         The primary components of the Company's 2000 deferred tax assets and the related valuation allowance are as follows:

           Gross deferred tax asset for NOL carryforwards            $143,000

           Valuation allowance for NOL carryforwards                 (143,000)
                                                                    ----------

           Net deferred tax asset                               $           0
                                                                =============

                Management has determined that the realization of the NOL benefits is not assured and has created a valuation allowance for the entire amount of such benefits.

NOTE 4          CAPITAL STOCK ISSUED FOR SERVICES

                In 1999, the Company issued 1,232,000 shares of common stock to non-employee consultants, 200,000 shares for legal services and 1,032,000 for marketing and financial consulting. The value of the common stock, based on the selling price of the stock at the date of issuance, was $36,960, which has been included in organization costs.

                In 2000, the Company issued 240,000 shares of common stock to non-employee consultants, 200,000 shares for marketing services rendered and 40,000 shares for research and development. The value of the common stock issued for services was based on the most recent selling price of the stock at the date of issuance, $.17 per share, totaling $40,800.

NOTE 5          STOCK OPTION PLAN

                During 1999, the Board of Directors (the "Board") of the Company adopted, with the approval of the stockholders, a Stock Option Plan. In 2000, the Board superseded that plan and created a new Stock Option Plan (the "Plan"), pursuant to which it is authorized to grant options to purchase up to 1.5 million shares of common stock to the Company's employees, officers, directors, consultants, and other agents and advisors. The Plan is intended to permit stock options granted to employees under the Plan to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options"). All options granted under the Plan, which are not intended to qualify as Incentive Stock Options, are deemed to be non-qualified options ("Non-Statutory Stock Options").


                                      (11)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999




NOTE 5        STOCK OPTION PLAN (Continued)

              The Plan will be administered by a committee of the Board of Directors ("Stock Option Committee") which will determine the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

               In connection with Incentive Stock Options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value (determined at the time of the grant) of stock for which an employee may exercise Incentive Stock Options under all plans of the Company shall not exceed $100,000 per calendar year. If any employee shall have the right to exercise any options in excess of $100,000 during any calendar year, the options in excess of $100,000 shall be deemed to be Non-Statutory Stock Options, including price, duration, transferability and limitations on exercise.

              Options granted in addition to the Plan and contractual agreements at December 31, 2000 were 1,135,000. Of these options, 980,000 were granted to consultants, 130,000 options were granted for legal counsel and 25,000 to a key employee. Exercise prices range from $.17 to $.35 per common share and vested immediately.

              Transactions are as follows:

                                                                Weighted Average
                                                Exercise Price   Exercise Price
                           Option       Vested    Per Vested      Per Vested
                           Shares     Share     Common Share     Common Share
                           ------     ------    ------------    ---------------

Balance, December 31, 1999         0          0

Granted during the year    1,135,000  1,135,000  $.17-$.35         $.26
                           ---------  ---------

Balance, December 31, 2000 1,135,000  1,135,000                    $.26
                           =========  =========

               The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits the use of intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the optional accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25, under which the Company has recognized no compensation expense for employee granted options and recognized an expense for non-employee granted options. Total expense recognized by the Company during 2000 for non-employee granted options was $50,350.

                                      (12)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 5        STOCK OPTION PLAN (Continued)

              Had compensation cost for the Company's stock option plan been determined based on the fair value of the Company's common stock at the dates of awards under the fair value method of SFAS No. 123, the Company's net loss per common share would have been reduced to the pro forma amounts indicated below.

                                                      2000

       Net loss:
             As reported                              $(367,829)
             Pro forma                                $(369,329)

       Net loss per common share basic and diluted:
             As reported                               $(.04)
             Pro forma                                 $(.04)

 Significant assumptions used to calculate the above fair value of the awards are as follows:

                                                      2000
                                                      ----

       Risk free interest rates of return              6.00%
       Expected option life                          60 months
       Volatility                                         25%
       Expected dividends                                 $0


NOTE 6        RELATED PARTY TRANSACTIONS

              Effective January 1, 2000, the Company entered into an employment agreement with its president, providing for a minimum annual salary of $75,000. As part of the employment agreement, the president assigned the rights to a patent application for counterfeit technology to the Company. No value was assigned to such patent. In October 2000, the Company entered into a new four-year employment agreement with its president effective January 1, 2001. The agreement provides for annual compensation of $90,000 and payment of certain fringe benefits, including use of an automobile. Additionally, the agreement provides for the issuance of Non-Statutory Stock Options (not covered by the Stock Option Plan discussed in Note 5) to purchase 250,000 shares of common stock at $.17 per share and 250,000 shares at $.35 per share.

              During 1999, the Company paid approximately $10,000 to one of its stockholders for legal services rendered in connection with issuance of the Company's common stock. The amount has been included as a reduction of additional paid-in capital.

              The Company maintains its office at the home of its President. No formal lease agreement exists and no rent expense has been incurred.

                                      (13)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 7         COMMITMENTS

              During 2000, the Company entered into commission agreements with sales representatives. Under the terms of the contracts, expiring on various dates, the representatives are entitled to commissions based on certain percentages of sales, as defined in the agreements which may be renewed annually. The commissions from sales will be expensed as sales are generated. However, the commission from sales will be paid over 4-year terms at defined percentages.

              The Company entered into a consulting agreement with one of its minority stockholders to manage the Company's sales force effective June 2000. The contract, which expires in May 2001, provides for monthly payments of $5,000.

NOTE 8         LEGAL PROCEEDINGS

              The Company is not a party to any pending legal proceedings.

NOTE 9         FINANCIAL INSTRUMENTS

Concentration of Credit Risk

               Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash.

              The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in a single financial institution. Accounts in the bank are guaranteed by the Federal Depository Insurance Corporation (FDIC) up to $100,000. At various times throughout the year the Company had cash balances that exceeded FDIC limit. The financial institution has a strong credit rating, and management believes that the credit risk is minimal.

Fair Value of Financial Instruments

               Cash and accounts payable approximate their fair values due to the short maturity of these instruments.

NOTE 10        SUBSEQUENT EVENTS

              On February 20, 2001, the Company entered into an agreement which sold 1,500,000 stock options for a price of $.01 per option. The agreement provides each option the right to purchase one share of common stock at $.16 per share.

                                      (14)
                                       36

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS

                           DECEMBER 31, 2000 AND 1999



                                                               Page

Independent Auditor's Report                                    3

Financial Statements:
     Balance Sheets                                             4
     Statements of Operations                                   5
     Statements of Changes in Stockholders' Equity              6
     Statements of Cash Flows                                   7

Notes to Financial Statements                                   8-14



                                      (3)
                                       37

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
LaserLock Technologies, Inc.
(A Development Stage Company)
Bala Cynwyd, Pennsylvania

We have audited the accompanying balance sheet of LaserLock Technologies, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of LaserLock Technologies, Inc. as of December 31, 1999 were audited by other auditors whose report dated January 6, 2000 on those statements included an explanatory paragraph that described the Company's ability to continue as a going concern discussed in Note 2 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaserLock Technologies, Inc. (a development stage company) as of December 31, 2000 and the results of its operations and its cash flows for the twelve months ended December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's losses from development stage activities raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                       LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
March 13, 2001



                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999




                                     ASSETS

                                                                                     2000            1999

Current assets:
Current assets:
   Cash and cash equivalents                                                      $  656,803       $  55,230
   Interest receivable                                                                 4,725
   Prepaid expenses                                                                    4,250           3,500
                                                                                 ------------     -----------

      Total assets                                                                $  665,778       $  58,730
                                                                                  ===========      ==========      =




                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses and
    total liabilities                                                           $        245      $    6,000
                                                                                -------------     -----------

Commitments

Stockholders' equity:

Preferred stock, $.001 par value; 10,000,000 shares authorized, no shares issued and outstanding

Common  stock,  $.001 par value;  40,000,000  shares  authorized,  13,289,999 shares at December  31,  2000 and  7,600,000  shares at December  31, 1999 issued
      and outstanding                                                                 13,290           7,600
   Deferred consulting fees                                                          (20,683)
   Additional paid-in capital                                                      1,094,868          99,243

   Deficit accumulated during the development stage                                 (421,942)        (54,113)
                                                                                  -----------      ----------

Total stockholders' equity                                                           665,533          52,730
                                                                                  -----------      ----------

Total liabilities and stockholders' equity                                        $  665,778       $  58,730
                                                                                  ===========      ==========


                 See accompanying notes to financial statements

                                       (5)


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIOD NOVEMBER 10, 1999 (DATE OF INCEPTION) TO
       DECEMBER 31, 1999, THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
           NOVEMBER 10, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2000





                                                      Cumulative                                   November 10, 1999
                                                           Since              Year Ended           (date of Inception) to
                                                       Inception        December 31, 2000          December 31, 1999
                                                     -------------      -----------------          -----------------

Revenues                                            $    --             $     --                      $      --
                                                    --------------      ----------------              ---------------

Costs and expenses:

    Research and development                                60,718                60,718                      --
    Patent                                                  25,000                25,000
    Legal and accounting                                    36,935                36,935
    Selling, general and administrative                    323,236               269,123                       54,113
                                                        -----------         -------------                 ------------

      Total costs and expenses                             445,889               391,776                       54,113
                                                        -----------         -------------                 ------------

Loss before other income                                  (445,889)             (391,776)                     (54,113)

Other income:
    Interest income                                         23,947                23,947                          --
                                                        -----------        --------------             ---------------

Net loss                                                 $(421,942)          $  (367,829)                  $  (54,113)
                                                         ==========          ============                  ===========

Basic and diluted weighted average common
 shares outstanding                                                           10,015,407                    6,273,654
                                                                              ===========                   ==========

Basic and diluted net loss per common share                           $          (.04)               $        (.01)
                                                                      ================               ==============



                 See accompanying notes to financial statements

                                       (6)
                                       40


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
    FOR THE PERIOD NOVEMBER 10, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2000



                                                                                                              Defecit
                                                              Common Stock                                  Accumulated
                                                    ----------------------------               Additional   During the
                                                       Number                      Consulting    Paid-In    Development
                                                      of Shares         Amount         Fees     Capital     Stage       Total


Issuance of 4,278,000 shares on November 10, 1999         4,278,000    $ 4,278                  $   16,595   $  ---      $  20,873

Issuance of 1,232,000 shares of common stock
  in exchange for services                                1,232,000      1,232                      35,728      ---         36,960

Issuance of 2,090,000 shares of common stock              2,090,000      2,090                      60,610                  62,700

Stock issuance costs                                      ---           ---                        (13,690)     ---        (13,690)

Net loss                                                  ---           ---                        ---          (54,113)   (54,113)
                                                         ----------   --------                 -----------    ----------   --------

Balance December 31, 1999                                 7,600,000      7,600                      99,243      (54,113)    52,730

Issuance of 5,449,999 shares of common stock              5,449,999      5,450                     921,050      ---        926,500

Issuance of 240,000 shares of common stock
 in exchange for services                                   240,000        240      $(40,800)       40,560

Stock issuance costs                                       ---          ---                        (16,335)     ---        (16,335)

Fair value of non-employee stock options grants                                                     50,350                  50,350

Amortization of deferred consulting fees                                             20,117                                 20,117

Net loss                                                                ---           ---            ---       (367,829)  (367,829)
                                                         ---------- ----------   ------------  -------------  ----------   --------

Balance, December 31, 2000                               13,289,999    $13,290     $(20,683)    $1,094,868    $(421,942)  $665,533
                                                         ==========     ======     =========    ===========   ==========   ========


                 See accompanying notes to financial statements

                                       (7)


                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
   FOR THE PERIOD NOVEMBER 10, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999,
        THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD NOVEMBER 10, 1999
                    (DATE OF INCEPTION) TO DECEMBER 31, 2000





                                                           Cumulative                             November 10, 1999
                                                                Since            Year Ended       (date of Inception) to
                                                             Inception    December 31, 2000       December 31, 1999

Cash flows from operating activities:
    Net loss                                                  $(421,942)         $(367,829)              $   (54,113)
    Adjustments to reconcile net loss to net
     cash used in operating activities:
       Fair value of options issued in exchange
        for service                                              50,350             50,350
       Stock issued in exchange for services                     36,960                                       36,960
       Amortization of deferred consulting fees                  20,117             20,117
       Changes in assets and liabilities:
         Increase in interest receivable                         (4,725)            (4,725)
         Increase in prepaid expenses                            (4,250)              (750)                   (3,500)
         (Decrease) increase in accounts payable                    245             (5,755)                    6,000
                                                          --------------      -------------             ------------

            Net cash used in operating activities              (323,245)          (308,592)                  (14,653)
                                                              ----------        -----------               ----------

Cash flows from financing activities:
    Proceeds from issuance of common stock                    1,010,073            926,500                    83,573
    Stock issuance costs                                        (30,025)           (16,335)                  (13,690)
                                                            ------------        -----------               ----------

            Net cash provided by financing activities           980,048            910,165                    69,883
                                                             -----------         ----------               ----------

Net increase in cash                                            656,803            601,573                    55,230

Cash at beginning of period                                                         55,230                       ---
                                                       ----------------         -----------           --------------

Cash at end of period                                         $ 656,803           $656,803                 $  55,230
                                                              ==========          =========                =========

Supplemental disclosures for non-cash financing activities:
      Common stock issued for services                       $   77,760          $  40,800                 $  36,960
                                                             ==========          =========                 =========


                 See accompanying notes to financial statements

                                       (8)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 1.  NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

               The Company is a development stage enterprise incorporated in the state of Nevada on November 10, 1999. Since inception, substantially all of the efforts of the Company have been devoted to developing technologies for the prevention of product and document counterfeiting. The Company is in the development stage of raising capital, financial planning, establishing sources of supply, and acquiring property, plant and equipment. The Company anticipates establishing markets for its technologies in North America and Europe.

Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

              For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and commercial paper with original maturities of 90 days or less to be cash or cash equivalents.

Revenue Recognition

              The Company will recognize revenue from the sale of counterfeiting prevention technology when shipped. Revenue from licensing fees will be recognized proportionately over the period of the licensing agreement.

Earnings Per Share of Common Stock

              In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earning per share excludes the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Loss per share amounts have been calculated in accordance with requirements of SFAS No. 128. For the year ended December 31, 2000, the computation of diluted loss per share was antidilutive; therefore, the amounts reported for basic and dilutive loss per share were the same.


                                      (9)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 1NATURE OF ACTIVITIES AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

               Federal income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the bases of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future income taxes.

Recently Issued Accounting Principles

              In June 1998, the FASB issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which will be required to adopt for the year ending December 31, 2000. FAS 133 establishes new methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative financial instruments and are not currently engaged in hedging activities, the adoption of FAS 133 is not expected to have a material impact on our financial condition or results of operations.

               In March 2000,  the FASB issued FASB  Interpretation  No. 44 (FIN
               44), Accounting for Certain Transactions Involving Stock Compensation. The Company adopted FIN 44 effective July 1, 2000 with respect to certain provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. The impact on the Company's financial statements was not material.

              In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. In June 2000, the SEC staff amended SAB 101 to provide registrants with additional time to implement SAB 101. The Company adopted SAB No. 101 effective October 2000. The impact on the Company's financial statements was not material.








                                      (10)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 1NATURE OF ACTIVITIES AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Start-Up and Organization Costs

              In accordance  with AICPA Statement of Position 98-5 "Reporting on
              the  Costs  of  Start-up   Activities,"   the  costs  of  start-up
              activities and organization costs are expensed as incurred.

Research and Development Costs

              Research and development costs are expensed when incurred. Total amount expensed for the year ending December 31, 2000 was $60,718.

              Reclassification

              Certain amounts reported for 1999 have been reclassified to conform with the 2000 presentation. Such reclassifications had no effect on reported income.

NOTE 2        REALIZATION OF ASSETS

              The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses from activities during the development stage. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              As part of its development stage activities, the Company sold approximately 2.1 million shares to private investors in December 1999 providing net proceeds of approximately $63,000. Additionally, in 2000, management raised net proceeds of $910,165 of capital by selling approximately 5.45 million shares of its common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933. Management believes the Company can meet all of its obligations as they become due during the next twelve months.

NOTE 3        INCOME TAXES

              At December 31, 2000, the Company had a net operating loss ("NOL") that approximated $422,000. Consequently, the Company had NOL carryforwards available for federal income tax purposes, which begin to expire in 2014, and no provision has been made for federal income taxes in the accompanying financial statements.



                                      (11)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 3 INCOME TAXES

The following table reconciles the US statutory rate to the Company's effective rate:


      US Statutory rate                                                 34%
      Creation of valuation allowance for
        NOL carryforwards                                              (34)
                                                                    -------

      Effective tax rate                                                --
                                                                    =======

      The primary components of the Company's 2000 deferred tax assets and the related valuation allowance are as follows:

      Gross deferred tax asset for NOL carryforwards              $143,000

      Valuation allowance for NOL carryforwards                   (143,000)
                                                                 ----------

      Net deferred tax asset                                 $           0
                                                              =============

                Management has determined that the realization of the NOL benefits is not assured and has created a valuation allowance for the entire amount of such benefits.

NOTE 4          CAPITAL STOCK ISSUED FOR SERVICES

                In 1999, the Company issued 1,232,000 shares of common stock to non-employee consultants, 200,000 shares for legal services and 1,032,000 for marketing and financial consulting. The value of the common stock, based on the selling price of the stock at the date of issuance, was $36,960, which has been included in organization costs.

                In 2000, the Company issued 240,000 shares of common stock to non-employee consultants, 200,000 shares for marketing services rendered and 40,000 shares for research and development. The value of the common stock issued for services was based on the most recent selling price of the stock at the date of issuance, $.17 per share, totaling $40,800.

NOTE 5          STOCK OPTION PLAN

                During 1999, the Board of Directors (the "Board") of the Company adopted, with the approval of the stockholders, a Stock Option Plan. In 2000, the Board superseded that plan and created a new Stock Option Plan (the "Plan"), pursuant to which it is authorized to grant options to purchase up to 1.5 million shares of common stock to the Company's employees, officers, directors, consultants, and other agents and advisors. The Plan is intended to permit stock options granted to employees under the Plan to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options"). All options granted under the Plan, which are not intended to qualify as Incentive Stock Options, are deemed to be non-qualified options ("Non-Statutory Stock Options").

                                      (12)
                                       46

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999


NOTE 5.   STOCK OPTION PLAN (Continued)

              The Plan will be administered by a committee of the Board of Directors ("Stock Option Committee") which will determine the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

               In connection with Incentive Stock Options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value (determined at the time of the grant) of stock for which an employee may exercise Incentive Stock Options under all plans of the Company shall not exceed $100,000 per calendar year. If any employee shall have the right to exercise any options in excess of $100,000 during any calendar year, the options in excess of $100,000 shall be deemed to be Non-Statutory Stock Options, including price, duration, transferability and limitations on exercise.

              Options granted in addition to the Plan and contractual agreements at December 31, 2000 were 1,135,000. Of these options, 980,000 were granted to consultants, 130,000 options were granted for legal counsel and 25,000 to a key employee. Exercise prices range from $.17 to $.35 per common share and vested immediately.

 Transactions are as follows:

                                                                Weighted Average
                                                  Exercise Price  Exercise Price
                              Option     Vested       Per Vested     Per Vested
                              Shares      Share     Common Share     ommon Share
                              ------     -------    ------------     -----------

 Balance, December 31, 1999           0           0

 Granted during the year      1,135,000   1,135,000  $.17-$.35        $.26
                              ---------  ----------

 Balance, December 31, 2000   1,135,000   1,135,000                   $.26
                              =========  ==========

               The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits the use of intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the optional accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25, under which the Company has recognized no compensation expense for employee granted options and recognized an expense for non-employee granted options. Total expense recognized by the Company during 2000 for non-employee granted options was $50,350.

                                      (13)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 5        STOCK OPTION PLAN (Continued)

Had compensation cost for the Company's stock option plan been determined based on the fair value of the Company's common stock at the dates of awards under the fair value method of SFAS No. 123, the Company's net loss per common share would have been reduced to the pro forma amounts indicated below.

                                                                   2000

      Net loss:
            As reported                                            $(367,829)
            Pro forma                                              $(369,329)

      Net loss per common share basic and diluted:
            As reported                                             $(.04)
            Pro forma                                               $(.04)

Significant assumptions used to calculate the
above fair value of the awards are as follows:
                                                                   2000
                                                                   ----

      Risk free interest rates of return                            6.00%
      Expected option life                                        60 months
      Volatility                                                       25%
      Expected dividends                                               $0


NOTE 6        RELATED PARTY TRANSACTIONS

              Effective January 1, 2000, the Company entered into an employment agreement with its president, providing for a minimum annual salary of $75,000. As part of the employment agreement, the president assigned the rights to a patent application for counterfeit technology to the Company. No value was assigned to such patent. In October 2000, the Company entered into a new four-year employment agreement with its president effective January 1, 2001. The agreement provides for annual compensation of $90,000 and payment of certain fringe benefits, including use of an automobile. Additionally, the agreement provides for the issuance of Non-Statutory Stock Options (not covered by the Stock Option Plan discussed in Note 5) to purchase 250,000 shares of common stock at $.17 per share and 250,000 shares at $.35 per share.

              During 1999, the Company paid approximately $10,000 to one of its stockholders for legal services rendered in connection with issuance of the Company's common stock. The amount has been included as a reduction of additional paid-in capital.

              The Company maintains its office at the home of its President. No formal lease agreement exists and no rent expense has been incurred.


                                      (14)

                          LASERLOCK TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2000 AND 1999



NOTE 7 COMMITMENTS

              During 2000, the Company entered into commission agreements with sales representatives. Under the terms of the contracts, expiring on various dates, the representatives are entitled to commissions based on certain percentages of sales, as defined in the agreements which may be renewed annually. The commissions from sales will be expensed as sales are generated. However, the commission from sales will be paid over 4-year terms at defined percentages.

              The Company entered into a consulting agreement with one of its minority stockholders to manage the Company's sales force effective June 2000. The contract, which expires in May 2001, provides for monthly payments of $5,000.

NOTE 8    LEGAL PROCEEDINGS

              The Company is not a party to any pending legal proceedings.

NOTE 9    FINANCIAL INSTRUMENTS

              Concentration of Credit Risk

              Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash.

              The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in a single financial institution. Accounts in the bank are guaranteed by the Federal Depository Insurance Corporation (FDIC) up to $100,000. At various times throughout the year the Company had cash balances that exceeded FDIC limit. The financial institution has a strong credit rating, and management believes that the credit risk is minimal.

Fair Value of Financial Instruments

              Cash and accounts payable approximate their fair values due to the short maturity of these instruments.

NOTE 10   SUBSEQUENT EVENTS

              On February 20, 2001, the Company entered into an agreement which sold 1,500,000 stock options for a price of $.01 per option. The agreement provides each option the right to purchase one share of common stock at $.16 per share.






                                      (15)
                                       49

                                  PART IV

ITEM 1.  EXHIBIT INDEX.


Exhibit
Number      Description
-------     -----------
2.1      Articles  of  Incorporation*
2.2      By-laws*
3.1      Incentive Stock Option Plan and Form of Option*
3.2      Form of Option Given to Outside Consultants in Exchange for Services*
6.1      Employment Agreement with Norman Gardner*
6.2      Patent Assignment from Norman Gardner**
6.3      Original Employment Agreement with Norman Gardner**
6.4      Sample Form of Consulting Agreement**
10.1     Consent of Accountant*
10.2     Consent of Accountant
27.1     Financial Data Schedule*

* Previously filed with the Commission electronically on November 13, 2000 ** Filed electronically herewith

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                        LaserLock Technologies, Inc.
                                        (Registrant)



Date:  April 20, 2001               By: /S/Norman Gardner
                                            Norman Gardner
                                            President

     In accordance with the requirements of the Securities Exchange Act of 1934, this Disclosure Statement has been signed by the following persons in the capacities and on the dates stated.



Signature                          Title                   Date



                            President  and          April 20, 2001
 /S/Norman Gardner------      a  Director
Norman Gardner


                            Director                April 20, 2001
/S/Michael Prevot-------
Michael Prevot

EX-6.2

Patent Assignment from Norman Gardner

         ASSIGNMENT, NON-COMPETITION AND NON-DISCLOSURE  AGREEMENT

     AGREEMENT made this _12_th day of December, 1999, by and between LASERLOCK TECHNOLOGIES, INC. AND/OR ITS ASSIGNEES (the "Company") and NORMAN GARDNER, (the "Recipient" or "Employee").

     WHEREAS, the Company is and has been induced to deliver to Recipient certain proprietary information, because of his special skills and knowledge in areas of importance to the Company; and,

     WHEREAS, the Recipient has had and desires to have access, on a confidential basis, to such information, and has and will develop through his employment by OR consultation with the Company certain additional information which will become the Company's property; and,

     WHEREAS, Recipient has and will come into possession of, and has and may develop, information which may be disclosed to and used by the Company in its business which includes the skills, techniques, knowledge and information which the Employee will acquire as a result of his contact with the Company; and,

     WHEREAS, the Recipient desires to maintain and to continue to maintain the confidentiality of all such information related to the businesses of the Company including such prior knowledge as is relevant to the Company's business and the Company desires to acquire such information and to place the Recipient in a position in which he may receive or contribute to the Company's success;

     NOW, THEREFORE, in consideration of the foregoing, the relationship of the Recipient and the Company, other benefits conferred upon the Recipient by virtue of his relationship with the Company, and other good and valuable consideration, receipt AND sufficiency of which are hereby acknowledged, the following is agreed:

1.     Disclosure of the Information

Recipient is obligated to maintain absolute confidentiality with respect to all information which is not in the public domain, including without limitation, unique and proprietary information, all ideas, discoveries, concepts, inventions, devices or improvements, products, methods of production, processes,, formulas, techniques, and services, including information relating to research, development, inventions, manufacturing, purchasing, accounting, engineering, marketing, merchandising and selling, including the Company's proposed and present business and its products, processes, methods of production, formulas, and services whether patentable or not, which has been disclosed to the Recipient, alone or with others, intentionally or unintentionally, except as otherwise provided herein. The Recipient agrees to maintain and make adequate and current written records of all Information, to the extent practical, in the form of notes, sketches, drawings, procedures, laboratory reports or notebooks relating thereto, which shall be and shall remain the property of the Company and shall be available to the Company at all times.



2.       Assignment of the Information

a. The Recipient is obligated to assign and agrees to assign, transfer, convey and deliver to the Company and hereby does assign, transfer and convey to the Company, all right, title and interest in and to all Information required to be disclosed by the Recipient to the Company under paragraph 1 of this Agreement and all patents and patent applications (including continuations, continuations-in-part, divisions, reissues, renewals and extensions) for all countries relating to such Information, provided that such assignment does not apply to any such information developed by Recipient outside the scope of his employment, or outside the fields of anti-counterfeiting and anti-diversion activating systems. Further, if the Recipient violates the law or breaches any valid contract as a result of signing this agreement or working for the Company the Recipient will indemnify the Company for any damages resulting therefrom.

b. At the request of the Company, the Recipient will assist the Company or any person or persons from time to time designated by the Company, to obtain the grant of patents in the United States and/or in such other country or countries as may be designated by the Company covering the Information and will in connection therewith execute such applications, statements or other documents, furnish such information and data and take all such other action (including without limitation, the giving of testimony) as the Company may from time to time reasonably request.

3.        Non-Disclosure of Information

         a. The Recipient will not, without prior written approval from the Company's Board of Directors, use, disclose, disseminate, publish or lecture on any information pertaining to the fields of anti-counterfeiting and anti-diversion activating systems which Recipient develops or to which Recipient is given access by virtue of his employment with Company.

b. The Recipient will not, without prior written approval from the Company's Board of Directors, at any time or manner, make or cause to be made, any copies, pictures, duplicates, facsimiles or other reproductions or recordings or any abstracts or summaries of any laboratory reports, studies, memoranda, procedures, correspondence, manuals, customer lists, records, formulas, plans, or other written, printed or otherwise recorded material of any kind or of any equipment or facilities belonging to or in the possession of the Company, which may be produced or created by or come into the possession of the Recipient in the course of his employment with the Company, or which relates in any manner to the fields of anti-counterfeiting and anti-diversion activating systems.

4.       RESTRICTIVE COVENANTS

     (a) During the term of his employment the Employee shall devote his best efforts and substantially all of his time to advance the interests of the Company.

      (b) During the tern of employment, Employee shall not compete with the Company directly or indirectly, as a partner, proprietor, stockholder, officer, director, principal, agent, employee or consultant, with respect to any person, firm, corporation or other organization, or engage in any business which is the same as, similar to, or in general competition with the business of the Company pertaining to the fields of anti-counterfeiting and anti-diversion activating systems, except as provided hereinafter, if at all.

     In furtherance of, and without in any way limiting the contents of this restrictive clause, the Employee shall not, directly or indirectly, during the term of his employment with the Company:

     (i) request any Company customer to curtail or cancel their present or future business with the Company; or

     (ii) solicit, canvas or accept, or authorize any other person to solicit, canvas or accept, from any past, or present customers of the Company any business for any other person, firm or corporation engaged in any business which is the same as, similar to or in general competition with the business of the Company pertaining to the fields of anti-counterfeiting and anti-diversion activating systems, except as provided hereinafter;

         (c) The Employee shall have no right, title or interest in any copies, pictures, duplicates, facsimiles or other reproductions or recordings or any abstracts or summaries of any reports, studies, memoranda, correspondence, manuals, customer lists, records, formulas, plans or other written, printed or otherwise recorded material of any kind whatever related to the business of the Company or any equipment or facilities belonging to the Company, which may be produced or created by or come into the possession of the Employee in the course of his employment with the Company. The Employee further agrees that without the prior written consent of the Company's Board he will not remove or cause to be removed any such material except personal material unrelated to the business of the Company from any premises of the Company, and that he will surrender all such material to the Company immediately upon the termination of his employment or at any time prior thereto upon request of the Company, except material which is not proprietary or unique or having only nominal value.

     (d) The Employee will promptly disclose and assign to the Company any and all unique and proprietary information and improvements, discoveries, ideas and inventions (whether or not patentable) made or conceived or possessed by the Employee while employed by the Company, either alone or in conjunction with others, whether or not made or conceived at the request of or upon the suggestion of the Company, which directly relate to the Company's business in the fields of anti-counterfeiting and anti-diversion activating systems. However, any monies received from publications, honors or prizes shall be retained by Employee, his heirs or assigns, provided that such publications do not violate this Agreement.

     (e) The Employee will not, without the prior written approval of the Board of Directors, which shall not be unreasonably withheld, directly or indirectly, use, disseminate, disclose, lecture upon, or publish articles concerning the company's present or proposed products or projects, trade practices or any other unique or proprietary information which presently exists or is established or developed hereafter by the Company.

     (f) Nothing herein shall be construed in a manner which limits action taken by Employee in the normal and proper execution of his duties.

5.       Termination of Relationship

a. Upon termination of his employment with the Company, all documents, records, notebooks and similar repositories containing Information which constitute part of the Company's business and which are in Recipient's possession, whether prepared by him or others, shall be and shall remain the property of the Company and shall be left with the Company or turned over to the Company.

b. Upon termination of his employment with the Company, the Recipient shall disclose all information relevant to the Company's business or proposed or existing products of the Company but which may not be described in subsection
(a) above.

c. Termination of his employment with the Company shall not release the Recipient from:

     i. any obligation under this Agreement as to any information which the Recipient has a duty to disclose to the Company under paragraph 1 of this Agreement; and,

     ii. any obligation in paragraph 3 of this Agreement relating to non-disclosure for a period of two (2) years after termination, for any reason, of the Recipient's employment with the Company, provided that the Recipient shall keep confidential all information unique or proprietary, or which pertains to product knowledge and trade practices of the Company, and shall not for a period of 10 years from termination, directly or indirectly, use, disseminate, disclose, lecture upon, or publish articles concerning such confidential information. Notwithstanding the foregoing, Employee shall have no residual obligations to the Company in the event that termination results from the Company's termination of his employment agreement or from the Company's failure to honor its obligations under such employment agreement.

6. Warranty

Recipient represents that to his knowledge there are no valid agreements or prior obligations binding upon Recipient which conflict with the Company's rights under this Agreement.

7.  Enforceability

Recipient acknowledges and accepts the conditions imposed on his employment by this Agreement and the Company shall be entitled to preliminary and permanent injunctive relief as well as an equitable accounting of all earnings, profits, and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled. In the event that the Recipient shall disclose any protected information during the two (2) year period in which his use of such information is restricted, the restriction period shall be extended for a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation shall have been finally terminated in good faith. If the scope of the restrictions contained herein are too broad to permit enforcement of such restrictions to the full extent, then such restrictions shall be enforced to the maximum extent permitted by law and the Company and Recipient hereby consent and agree that such scope may be judicially or otherwise modified accordingly in any forum having jurisdiction of the subject matter and in any proceeding which may be brought to enforce such restrictions.

8.        Binding Effect

a. This Agreement shall be binding upon and inure to the benefit of the Company, its affiliates, subsidiaries, successors and assigns and may not be changed or modified, or released, discharged, abandoned or otherwise terminated, in whole or in part, except by a written instrument signed by the Board of Directors.

b. This Agreement shall be binding upon the Recipient, his heirs, executors, administrators, guardians, or other legal representative, successors or assigns. Recipient acknowledges receipt of a copy of this Agreement.

9.  Applicable Law

This Agreement shall be governed for all purposes by the laws of the State of Pennsylvania and shall be enforceable only courts in Pennsylvania. If any provision of this Agreement is declared void, such provision shall be deemed severed from this Agreement, which shall otherwise remain in full force and effect.

  10.  Supersedes Earlier Agreements

This Agreement supersedes any and all earlier agreements made between the Recipient and the Company relating to the assignment and non-disclosure of such Information.

11.       Subsequent Employment

Notwithstanding any provision in this Agreement, Employee shall not be prevented upon termination of this Agreement from obtaining employment or conducting business in the fields of anti-counterfeiting and anti-diversion activating systems, so long as proprietary information belonging to the Company is not knowingly divulged or practiced except as allowed by law and Employee engages in no concerted activity to divest personnel and business away from the Company. Thus, Section 5 above remains in full force and effect, except that the employment by Employee in the fields of anti-counterfeiting and anti-diversion activating systems will not operate as an automatic breach of said Section 5. Employee will however be in breach of such section if he uses confidential information gained from LASERLOCK Technologies, Inc. either before the execution of this Agreement, or, of course, during the period of his employment with the Company to assist a subsequent employer or for Employee's own business commenced after the termination of his employment by the Company.

      IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

 LASERLOCK TECHNOLOGIES, INC.


 BY: /s/ Michael J. Prevot
    --------------------------
         Michael J. Prevot          Director

/s/ Norman Gardner
-----------------------------
         Norman Gardner

EX-6.3

Original Employment Agreement with Norman Gardner


     AGREEMENT dated this ___ day of December, 1999, between LaserLock Technologies, Inc., a Pennsylvania corporation (hereinafter the "Company") having its principal place of business 529 Righters Mill Rd., Penn Valley, PA 19072 , and Norman A. Gardner (hereinafter the "Employee").

     WHEREAS, the Company desires to acquire the services of Employee because of his special knowledge and skills; and,

         WHEREAS, Employee desires to be employed by the Company;

     NOW, THEREFORE, in consideration of the foregoing, ten dollars paid in hand, and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the following is agreed:

 1.  DUTIES.

     The Company hereby employs Norman Gardner as President, having such powers and duties commensurate with that position as set forth from time to time by the Board of Directors (the "Board") in the By-Laws of the Company. Employee shall devote substantially all of his time and best efforts to the Business of the Company. During the term of this Agreement, Employee shall not become employed by any other Company actively involved in the fields of anti counterfeiting and anti diversion activating systems, and all inventions developed by Employee during the term of this Agreement relating to such fields, whether or not patentable, shall belong to Company.

All of Gardner's business activities shall be owned by the Company except those (if any) set forth in Exhibit A, attached hereto and incorporated by reference herein in its entirety.

 2.  COMPENSATION.

     As compensation for his services to the Company, in whatever capacity rendered, the Company shall pay to Employee monthly $6,250(US) per month commencing January 1, 2000, and on the first day of each succeeding month until December 31, 2000. This salary shall be paid over the term of this Agreement which is one year. On a percentage basis this increase shall be equal to the percentage of increase in the consumer price index for the Philadelphia Metropolitan Area.

     In addition, Employee shall be entitled to the following: 1) company paid life insurance equal to twice Employee's annual salary; 2) medical insurance coverage, including major medical and dental coverages equivalent to that provided to other key employees of the Company; 3) such disability coverage as is maintained on other key employees, 4) a leased automobile suitable for conducting the business of the Company, and, 5) the Company will reimburse Employee for Employee's disbursements in use of the vehicle for Company's business.

     Employee shall be entitled to four weeks of vacation per year, five sick days and three personal days, all of which shall be accumulated if not taken. No cash compensation shall be paid for sick or personal days not taken. Additionally, Employee shall be entitled to all holidays provided to other key employees of the Company.

 3.  EXPENSES

     The Employee may incur reasonable expenses for promoting the business of the Company, including expenses for travel, entertainment and similar items. The Company will reimburse the Employee for all such expenses upon the presentation by the Employee, from time to time, of an itemized account justifying such expenditures. Such reimbursement shall be provided within 10 working days of such presentation by Employee. To facilitate Employee's performance the Company will issue to Employee a company credit card, when available.

 4.  RESERVED

5.  NOTICE

     Any notice required to be given pursuant to the provisions of this Agreement shall be in writing and by registered mail, and mailed to the parties at the following addresses:

         COMPANY:          c/o Jay Hait, Esq. 130 William St. New York, NY

         EMPLOYEE: at his last known residence.

 6.  RESERVED

7.  TERMINATION

         This Agreement may be terminated in any one of the following manners:
1. The death of Employee; 2. The failure of the Company, as evidenced by filing under the Bankruptcy Act for liquidation, or the making of an assignment for the benefit of creditors; or, 3. An uncured material breach of this Agreement or the Assignment and Non- Disclosure Agreement executed between the Company and the Employee; provided however that before either Agreement may be terminated for material breach, the non-breaching party shall give prior written notice and shall provide the party in breach with at least twenty (20) business days in which to cure.

8.  APPLICABLE LAW

     This Agreement shall be governed by the laws of the State of Pennsylvania and shall be enforceable only in a court of competent jurisdiction in the State of Pennsylvania If any provision of this Agreement is declared void, such provision shall be deemed severed from this Agreement, which shall otherwise remain in full force and effect.

9.  BINDING EFFECT

     This Agreement shall have binding effect upon the parties hereto, when approved by the Board, and upon their respective personal representatives, legal representatives, successors and assigns. Any waiver of any breach of this Agreement shall be made in writing and shall be applicable only to such breach and shall not be construed to waive any subsequent or prior breach other than the specific breach so waived.

10.  SUPERSEDES EARLIER AGREEMENTS

     This Agreement supersedes all earlier agreements between the Employee and the Company with respect to Employee's employment by the Company. Before the end of this Agreement, Company and Employee shall endeavor in good faith to negotiate an employment agreement for the period commencing January 1, 2001, appropriate for a senior executive in Employee's position.

     IN WITNESS WHEREOF, the parties have executed this Agreement the date first written above.

LASERLOCK TECHNOLOGIES, INC.
 By:__/s/___Michael J. Prevot_____________________
         Michael J. Prevot, Director

/s/Norman Gardner
 ---------------------
Norman Gardner

EX-6.4

Sample Form of Consulting Agreement

                     LaserLock Technologies, Inc. Letterhead


(Date)

(Name)
(Address)
(City, State, Zip)

Dear (First Name):

Further to our several conversations with respect to your position with us as a (job description), I am pleased to offer you this consulting contract with LaserLock Technologies, Inc. effective (date).

The initial term will be for (time period), terminating on (date) and subject to renewal by mutual agreement of both parties.

Your compensation will be as follows:

[any combination of the below]

1.   A monthly retainer of ($amount) payable (term)monthly.

2.   An automobile allowance of ($amount) per month.

3.   Commissions of (percent) on sales generated as a result of your efforts.

4. All business related out-of-pocket expenses will be paid by LaserLock and must be accompanied by appropriate vouchers.

5. (An initial grant of (number) common shares of LaserLock Technologies, Inc., and) Options to acquire (number) shares at ($amount) per share, vesting over a (period of time) period. The options will be (number) year options.

If this is your understanding of our agreement, please indicate by signing one of the duplicate letters enclosed and returning it to LaserLock Technologies, Inc.

Yours Truly,


Norman A. Garder

Agreed and accepted this _________ day of ___________

------------------------------------
(Name)

EX-10.2





                              ACCOUNTANT'S CONSENT








To the Stockholders and Board of Directors of Laser Lock Technologies, Inc.


We consent to the use in this second amendment to Registration Statement on Form 10-SB of our Independent Auditor's Report dated April 18, 2001 and accompanying financial statements of Laser Lock Technologies, Inc. for the years ended December 31, 2000 and 1999, and to the reference to our firm under the caption "Interest of Named Experts and Counsel".





                                        /s/ LARSON, ALLEN, WEISHAIR & CO., LLP
                                            LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
April 18, 2001